Filed Pursuant to Rule 433

Registration Statement No. 333-211276

Issuer Free Writing Prospectus dated May 11, 2016

Relating to Preliminary Prospectus Supplement dated May 11, 2016

PRICING TERM SHEET

May 11, 2016

Teleflex Incorporated

$400,000,000

4.875% Senior Notes due 2026

Pricing Term Sheet dated May 11, 2016 to the Preliminary Prospectus dated May 11, 2016 of Teleflex Incorporated. The information in this Pricing Term Sheet supplements the Preliminary Prospectus, supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus and is otherwise qualified in its entirety by reference to the Preliminary Prospectus. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus.

Issuer:	Teleflex Incorporated

Securities Offered:	4.875% Senior Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$400,000,000

Public Offering Price:	100.000%

Gross Proceeds:	$400,000,000

Net Proceeds to Issuer (before expenses):	$395,000,000, after deducting the Underwriters’ discount

Maturity Date:	June 1, 2026

Coupon:	4.875%

Yield to Maturity:	4.875%

Spread to Treasury:	+315 bps

Benchmark Treasury:	UST 1.625% due February 15, 2026

Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2016

Interest Payment Record Dates:	May 15 and November 15

Equity Clawback:	Prior to June 1, 2019, up to 40% may be redeemed at 104.875% plus accrued and unpaid interest

Optional Redemption:

On or after the dates set forth below at the prices set forth below plus accrued and unpaid interest:

June 1, 2021: 102.438%

June 1, 2022: 101.625%

June 1, 2023: 100.813%

June 1, 2024 and thereafter: 100.000%

Make-whole Call:	Prior to June 1, 2021, at a make-whole premium based on Treasury Rate plus 50 basis points

Change of Control:	Putable at 101% plus accrued and unpaid interest

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. HSBC Securities (USA) Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Trade Date:	May 11, 2016

Settlement Date:	May 16, 2016 (T+3)

CUSIP / ISIN:	879369 AE6 / US879369AE63

Ratings:*	Ba3 / BB (Moody’s / S&P)

Denominations:	$2,000 and integral multiples of $1,000 in excess of $2,000

Pro Forma Ratio of Earnings to Fixed Charges:	The pro forma ratio of earnings to fixed charges for the year ended December 31, 2015 is 3.6x and for the three months ended March 27, 2016 is 3.5x

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

This material is strictly confidential and has been prepared by the Issuer solely for use in connection with the proposed offering of the securities described in the Preliminary Prospectus. This material is personal to each offeree and does not constitute an offer to any other person or the public generally to subscribe for or otherwise acquire the securities. Please refer to the Preliminary Prospectus for a complete description.

The Issuer has filed a Registration Statement (including a Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that Registration Statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan toll-free at (866) 846-2874 or from Merrill Lynch, Pierce, Fenner & Smith Incorporated at 200 North College Street, 3rd Floor, Charlotte, NC 28255-0001 Attn: Prospectus Department or by e-mail at dg.prospectus_requests@baml.com.

This communication is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.